[LETTERHEAD OF CLIFFORD CHANCE US LLP]
VIA FEDERAL EXPRESS
September 20, 2005
Karen J. Garnett
Geoffrey Ossias
Division of Corporate Finance
Securities and Exchange Commission
100 F. Street
Washington, D.C. 20549-4561

Re:	Cogdell Spencer Inc. Registration Statement on Form S-11 Filed August 10, 2005 File No. 333-127396
Dear Ms. Garnett/Mr. Ossias:
     On behalf of our client, Cogdell Spencer Inc. (the “Company”), a Maryland corporation, attached hereto please find additional materials as requested in connection with Comments 4, 46, 48 and 87 of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission, received by letter dated September 7, 2005, with respect to the Registration Statement on Form S-11 (Registration No. 333-127396) (the “Registration Statement”) filed by the Company on August 10, 2005. These materials supplement those provided in our initial response letter, dated September 16, 2005, pertaining to Amendment No. 1 to the Registration Statement.
     Should you have any questions or require further information, please do not hesitate to contact either Andrew S. Epstein at 212-878-8332 or me at 212-878-3437.
Regards,
/s/ Elizabeth M. McCarroll
Elizabeth M. McCarroll

cc:	James W. Cogdell Frank C. Spencer Jay L. Bernstein Andrew S. Epstein Gilbert G. Menna Eric J. Graham

[NEWS ARTICLES, INDUSTRY REPORTS AND COMPARATIVE INTERNAL DATA IN SUPPORT
OF INFORMATION FOUND UNDER THE CAPTION “INDUSTRY BACKGROUND/MARKET
OPPORTUNITY” IN THE FORM S-11]
[GRAPHIC]

[BUILDING SERVICES SURVEY PROCESS FOR 2005 AND COMPARATIVE “OFFICE
VACANCY INDEX” FOR THE SECOND QUARTER 2005 PRODUCED BY CB RICHARD ELLIS IN
SUPPORT OF INFORMATION FOUND UNDER THE CAPTION “BUSINESS AND PROPERTIES”
IN THE FORM S-11]
[GRAPHIC]

[CLIFFORD CHANCE US LLP OPINION]
EXHIBIT 5.1
           , 2005
Cogdell Spencer Inc.
4401 Barclay Downs Drive
Suite 300
Charlotte, North Carolina 2809-4670
Ladies and Gentlemen:
We have acted as counsel to Cogdell Spencer Inc. (the “Company”) in connection with the offer and sale by the Company of shares of its common stock, par value $.01 per share (the “Common Stock”). The Common Stock is being sold pursuant to the Company’s Registration Statement on Form S-11 (File No. 333-127396) (together with any amendments thereto, the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”).
In rendering the opinion expressed below, we have examined and relied upon originals or copies, certified or otherwise identified to our satisfaction, of such corporate records, documents, certificates and other instruments as in our judgment are necessary or appropriate. As to factual matters relevant to the opinion set forth below, we have, with your permission, relied upon certificates of officers of the Company and public officials.
Based on the foregoing, and such other examination of law as we have deemed necessary, we are of the opinion that the Common Stock has been duly and validly authorized and, when issued and sold in the manner contemplated by the prospectus for the offering of shares of Common Stock included in the Registration Statement, such shares of Common Stock will be legally issued, fully paid and non-assessable.
We consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to us under the caption “Legal Matters” in the prospectus, which is a part of the Registration Statement. In giving this consent, we do not concede that we are within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission thereunder.
Very truly yours,

EXHIBIT 8.1
[            ], 2005
Cogdell Spencer Inc.
4401 Barclay Downs Drive
Suite 300
Charlotte, North Carolina 28209
Re:            REIT Status of Cogdell Spencer Inc.
Ladies and Gentlemen:
We have acted as counsel to Cogdell Spencer Inc., a Maryland corporation (the “Company”), in connection with the offer and sale by the Company of [ ] shares of its common stock, $.01 par value (the “Common Stock”). The Common Stock is being sold pursuant to the Company’s Registration Statement on Form S-11, under the Securities Act of 1933, as amended (together with any amendments thereto, the “Registration Statement”). Capitalized terms not otherwise defined herein shall have the meanings given in the Registration Statement.
The opinions set forth in this letter are based on relevant provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, interpretations of the foregoing as expressed in court decisions, legislative history, and existing administrative rulings and practices of the Internal Revenue Service (the “IRS”) (including its practices and policies in issuing private letter rulings, which are not binding on the IRS except with respect to a taxpayer that receives such a ruling), all as of the date hereof. These provisions and interpretations are subject to change, which may or may not be retroactive in effect, and which may result in modifications of our opinions. Our opinion does not foreclose the possibility of a contrary determination by the IRS or a court of competent jurisdiction, or of a contrary determination by the IRS or the Treasury Department in regulations or rulings issued in the future. In this regard, an opinion of counsel with respect to an issue represents counsel’s best professional judgment with respect to the outcome on the merits with respect to such issue, if such issue were to be litigated, but an opinion is not binding on the IRS or the courts and is not a guarantee that the IRS will not assert a contrary position with respect to such issue or that a court will not sustain such a position asserted by the IRS.
In rendering the opinions expressed herein, we have examined and relied on the following items:
1.	the Articles of Amendment and Restatement of the Company as filed with the Maryland State Department of Assessments and Taxation on ___, 2005;

2.	the bylaws of the Company;

3.	the First Amended and Restated Agreement of Limited Partnership of Cogdell Spencer LP, a Delaware limited partnership (the “Operating Partnership”), dated as of ___, 2005;

4.	the Certificate of Representations dated as of the date hereof, provided to us by the Company and the Operating Partnership (the “Certificate of Representations”);

5.	the Registration Statement; and

6.	such other documents, records and instruments as we have deemed necessary in order to enable us to render the opinions referred to in this letter.
In our examination of the foregoing documents, we have assumed, with your consent, that (i) all documents reviewed by us are original documents, or true and accurate copies of original documents, and have not been subsequently amended, (ii) the signatures of each original document are genuine, (iii) each party who executed the document had proper authority and capacity, (iv) all representations and statements set forth in such documents are true and correct, (v) all obligations imposed by any such documents on the parties thereto have been performed or satisfied in accordance with their terms, and (vi) the Company, the Operating Partnership and their affiliates at all times will operate in accordance with the method of operation described in their organizational documents, the Certificate of Representations and the Registration Statement.
For purposes of rendering the opinions stated below, we have also assumed, with your consent, (i) the accuracy of the representations contained in the Certificate of Representations and that each representation contained in such Certificate of Representations to the best of the Company’s and the Operating Partnership’s knowledge is accurate and complete without regard to such qualification as to the best of the Company’s and the Operating Partnership’s knowledge, and (ii) no action will be taken by the Company that is inconsistent with the Company’s qualification as a REIT for any period prior or subsequent to the date hereof.
Based upon, subject to, and limited by the assumptions and qualifications set forth herein, we are of the opinion that:
(1) commencing with its taxable year ending December 31, 2005, the Company has been organized in conformity with the requirements for qualification and taxation as a REIT under the Code, and its proposed method of operation, as described in the Registration Statement and the Certificate of Representations, will enable it to meet the requirements for qualification and taxation as a REIT under the Code; and
(2) the statements in the Registration Statement under the caption “U.S. Federal Income Tax Considerations,” to the extent they describe applicable U.S. federal income tax law, are correct in all material respects.
The opinions set forth above represent our conclusions based upon the documents, facts, representations and assumptions referred to above. Any material amendments to such documents, changes in any significant facts or inaccuracy of such representations or assumptions could affect the opinions referred to herein. Moreover, the Company’s qualification as a REIT depends upon the Company’s ability to meet for each taxable year, through actual annual operating results, requirements under the Code regarding gross income, assets, distributions and diversity of stock ownership. We have not undertaken, and will not undertake, to review the Company’s compliance with these requirements on a continuing basis. Accordingly, no assurance can be given that the actual results of the Company’s operations for any single taxable year will satisfy the tests necessary to qualify as a REIT under the Code. Although we have made such inquiries and performed such investigations as we have deemed necessary to fulfill our professional responsibilities as counsel, we have not undertaken an independent investigation of all of the facts referred to in this letter or the Certificate of Representations.
The opinions set forth in this letter are (i) limited to those matters expressly covered and no opinion is expressed or implied in respect of any other matter, (ii) as of the date hereof, and (iii) rendered by us at the request of the Company. We hereby consent to the filing of this letter with the SEC as an exhibit to the Registration Statement and to the references therein to us. In giving such consent, we do not hereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the SEC promulgated thereunder.
Very truly yours,